December 22, 2006

VIA EDGAR TRANSMISSION
----------------------

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
ATTENTION: Jay Williamson, Esq.
Mail Stop: 35-61

               Re:    Media & Entertainment Holdings, Inc.
                      Amendment No. 6 to
                      Form S-1 Registration Statement
                      File No. 333-128218
                      -------------------

Dear Mr. Reynolds:

        On behalf of Media & Entertainment Holdings, Inc., a Delaware corporation (the "Registrant"), we transmit herewith for filing with the Securities and Exchange Commission (the "Commission"), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 6 ("Amendment No. 6") to the Registrant's Registration Statement on Form S-1 (File No. 333-128218), originally filed with the Commission on September 9, 2005 and amended by Amendment No. 1 thereto ("Amendment No. 1") filed with the Commission on October 17, 2005, Amendment No. 2 thereto ("Amendment No. 2") filed with the Commission on May 11, 2006, Amendment No. 3 thereto ("Amendment No. 3") filed with the Commission on August 25, 2006, Amendment No. 4 thereto ("Amendment No. 4") filed with the Commission on October 23, 2006, and Amendment No. 5 thereto ("Amendment No. 5") filed with the Commission on November 9, 2006 (as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, and Amendment No. 5, the "Registration Statement"), including one complete electronic version of the exhibits listed as filed therewith.

        Amendment No. 6 responds to the comments heretofore received from the Commission's staff (the "Staff") by letter dated December 13, 2006 (the "Comment Letter") with respect to Amendment No. 5.

        We also supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters in this offering is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide the Staff with a copy of the NASD letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

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Securities and Exchange Commission
December 22, 2006
Page 2


        For the Staff's convenience, the Staff's comments contained in the Comment Letter have been restated below in bold type (the numbers thereof corresponding to the numbers of the Staff's comments contained in the Comment Letter), and the responses to each comment appear immediately below such comment. For the further convenience of the Staff, to the extent there have occurred pagination changes with respect to certain text contained in the Registration Statement, the Registrant has indicated the new page numbers on which the beginning of such revised text now appears in Amendment No. 6. All capitalized terms used and not defined herein have the respective meanings assigned to them in the Comment Letter.

                                     *******
GENERAL

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT ONE FROM OUR SEPTEMBER 28, 2006 LETTER IN WHICH YOU INDICATE THAT "THE REASONS FOR MANAGEMENT'S RELUCTANCE TO INCREASE ITS WARRANT PURCHASE COMMITMENT RELATE MORE TO A DESIRE ON THE PART OF THE MEMBERS OF MANAGEMENT TO MAINTAIN DIVERSIFICATION OF THEIR INVESTMENT HOLDINGS ..." PLEASE REVISE YOUR FORM S-1 TO DISCLOSE YOUR SUPPLEMENTAL RESPONSE.

        The Registrant's statement regarding the rationale of management for maintaining its current level of financial commitment to the warrant purchase was provided to the Staff as supplemental information. The Registrant respectfully submits that such information is not relevant to an investor deciding whether to purchase units in the offering. The Registrant agrees that its prior supplemental response that management was "not in a position" to increase its purchase commitment begs the question of whether management would be financially able to satisfy its indemnification obligation, but the Registrant believes that its supplemental response, that management is seeking to maintain investment diversification, was responsive to the Staff's question. However, for purposes of public disclosure, the Registrant believes that the amount of management's warrant purchase commitment speaks for itself; investors would not benefit from disclosure of whether that amount could be increased.

2. WE NOTE REVISIONS IN AMENDMENT FIVE, FOR EXAMPLE UNDER "PROPOSED BUSINESS", INDICATING THAT THE COMPANY MAY SOURCE TARGETS INTERNATIONALLY - INCLUDING EUROPE AND ASIA. TO THE EXTENT THAT THE COMPANY WILL ENGAGE IN SEARCHES IN DEVELOPING MARKETS, BRIEFLY EXPLAIN ANY INCREMENTAL RISKS THAT THIS MIGHT HAVE TO INVESTORS - FOR EXAMPLE, DIFFICULTLY IN VALUING THE TARGET, DIFFICULTLY MEETING AUDIT AND SEC REPORTING REQUIREMENTS, LEGAL AND GOVERNMENT REGULATORY ENVIRONMENT, ETC.

        In response to the Staff's comment, the Registrant has revised the disclosure in the Risk Factors in Amendment No. 6 to add risk factors to explain briefly any incremental risks that investors might face from the Registrant's potentially sourcing targets internationally. Please see the risk factors added under the heading "Risks Associated with Effecting a Business Combination Internationally" starting on page 27.

3. WE ALSO NOTE DISCLOSURE THROUGHOUT THE DOCUMENT THAT THE NAMED PARTIES WOULD BE "PERSONALLY LIABLE" FOR CLAIMS THAT WOULD REDUCE THE TRUST PROCEEDS. IN THE APPROPRIATE SECTIONS, PLEASE REVISE TO CLARIFY THE RESPONSIBILITY OF THE COMPANY TO BRING ACTIONS AGAINST THE NAMED PARTIES IF THEY EITHER ASSERT THAT THEY ARE NOT ABLE TO COVER THE EXPENSES THAT WOULD DEPLETE THE TRUST PROCEEDS OR THAT THEY ARE NOT LIABLE UNDER THE INDEMNIFICATION.

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Securities and Exchange Commission
December 22, 2006
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        In response to the Staff's comment, the Registrant has revised the disclosure that the named parties may be "personally liable" for certain claims that would reduce the trust proceeds in order to clarify the responsibility of the Registrant to bring actions against the named parties if they assert that they are unable to cover such expenses or that they are not liable under the indemnification. Please see the revised disclosure on pages 15 and 46 of Amendment No. 6, reflecting this clarification.

4. WE NOTE THE DISCLOSURE THAT YOUR BOARD WILL DETERMINE THE FAIR MARKET VALUE OF ANY TARGET. PLEASE CLARIFY IF MANAGEMENT WILL BE ABLE TO HIRE THIRD PARTIES TO PERFORM THE DUE DILIGENCE AND VALUATION OF THE TARGET COMPANY. IN PRESENTING A COMBINATION AS BEING IN THE BEST INTEREST OF YOUR SHAREHOLDERS, CLARIFY IF MANAGEMENT WILL BE REQUIRED TO PERFORM ITS OWN VALUATION AND ANALYSIS AND QUANTIFY SUCH VALUE FOR SHAREHOLDERS. IF NOT, CLARIFY THE INFORMATION THAT MANAGEMENT INTENDS TO PROVIDE TO SHAREHOLDERS REGARDING VALUATION OF THE TARGET.

        The Registrant has informed us that it may hire third parties to assist it in performing any due diligence necessary as well as to help with the valuation of the target company. Accordingly, the Registrant has added such disclosure to Amendment No. 6 on page 43 to clarify that this option exists for the Registrant. The Registrant, however, believes that the current disclosure around what information it will present to stockholders is sufficient to allow stockholders to have the information necessary to evaluate any potential business combination. Moreover, the disclosure that the Registrant will furnish its stockholders with a proxy statement prepared in accordance with the requirements of the Securities Exchange Act of 1934 and which will contain, among other matters, a description of the operations of the target business and audited historical financial statements conforms to existing market precedents for similar blank check companies with currently effective registration statements.

5. PLEASE REVISE TO FURTHER ELABORATE ON THE 80% REQUIREMENT ASSOCIATED WITH ANY BUSINESS COMBINATION. REVISE TO CLARIFY IF THE VALUE WILL BE BASED ON THAT OF THE COMPANY OR OF THE ACTUAL INTEREST TO BE ACQUIRED BY YOU. FOR INSTANCE, IF A TARGET IS WORTH 90% PERCENT OF YOUR TRUST, BUT YOU ARE ONLY ABLE TO ACQUIRE 51% OF SUCH TARGET USING MOST OF YOUR TRUST PROCEEDS, WILL YOU DETERMINE IF YOU HAVE SATISFIED THE 80% REQUIREMENT BASED ON THE VALUE OF THE FULL TARGET OR THE VALUE OF THE ACTUAL INTEREST YOU HAVE ACQUIRED? ALTERNATIVELY, IF UTILIZE A SHARED EXCHANGE IN YOUR COMBINATION WHICH RESULTS YOU ONLY OWNING 35% OF THE COMPANY, DO YOU DETERMINE SATISFACTION OF THE 80% REQUIREMENT BASED ON THE FULL VALUE OF THE TARGET OR JUST THE 35% OWNERSHIP THAT ALL OF YOUR THEN CURRENT SHAREHOLDERS WILL OBTAIN IN THE RESULTING COMPANY?

        In response to the Staff's comment, the Registrant has advised us that if its initial business combination involves a transaction in which it acquires less than a 100% interest in the target company, the value of the that interest which it acquires will be equal to at least 80% of the sum of the balance in the trust account. Similarly, the Registrant has advised us that in the event the Registrant were to acquire less than a 100% interest in a target business or businesses, the valuation would be based upon the same metrics for valuing the acquisition of an entire business less the value of any minority interest not acquired. Furthermore, the total cash invested is not generally considered when determining fair market value, but rather, fair market value is determined based upon objective criteria, including, but not limited to, the target

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Securities and Exchange Commission
December 22, 2006
Page 4


business' book value, revenue and operating income. In all instances, the Registrant would be the controlling shareholder of the target company. The key factors that the Registrant will rely on in determining controlling shareholder status would be the acquisition of at least 51% of the voting equity interests of the target company and control of the majority of any governing body of the target company. The Registrant will not consider any transaction that does not meet such criteria. Please see pages 2, 3, 42 and 43 in Amendment No. 6 for the revised disclosure.

PROSPECTUS COVER PAGE

6. WE REISSUE PRIOR COMMENT 11 FROM OUR SEPTEMBER 28, 2006 LETTER. CLARIFY THE STATEMENT THAT YOU WILL REVIEW A BUSINESS OPPORTUNITY PRESENTED "IN ANY INDUSTRY SECTOR." CLARIFY, IF TRUE, THAT THIS MEANS THAT YOU ARE NOT LIMITED TO ANY INDUSTRY. IN ADDITION, SINCE YOU ARE NOT LIMITED TO ANY SPECIFIC INDUSTRY, PLEASE REVISE THE PROSPECTUS TO LIMIT SPECIFIC DISCUSSIONS OF PARTICULAR INDUSTRIES. THIS WOULD INCLUDE REMOVAL OF SPECIFIC RISKS ASSOCIATED WITH THE ENTERTAINMENT, MEDIA AND COMMUNICATIONS INDUSTRIES AND SPECIFIC DISCLOSURE ABOUT THESE INDUSTRIES IN THE SUMMARY AND BUSINESS SECTIONS.

        The Registrant respectfully submits that, given the industry background of each of the Registrant's officers, it is most likely that any business combination would be within the stated areas, and industry-specific disclosure is, therefore, appropriate for investors. The Registrant believes, however, that it would not be responsible to preclude any opportunity outside of these industries that may become available, which is why it believes it appropriate to note that it will review an opportunity in any industry sector. The Registrant notes that any business combination would of course be subject to the stockholder approval procedure, enabling stockholders to determine whether to invest in a different industry. The Registrant also notes that the practice of listing expected target industries (along with related industry disclosure), while disclosing the possibility of a target outside those industries, conforms to existing market precedents for other blank check companies with currently effective registration statements.

7. WE REISSUE PRIOR COMMENT 12 FROM OUR SEPTEMBER 28, 2006 LETTER. WE CONTINUE TO NOTE THE STATEMENT THAT THE CLAIMS OF CREDITORS "COULD" BE PRIOR TO THE CLAIMS OF PUBLIC STOCKHOLDERS. PROVIDE US WITH A LEGAL ANALYSIS AS TO WHEN THE CLAIMS OF THE PUBLIC STOCKHOLDERS WOULD BE PRIOR TO THE CLAIM OF CREDITORS OF THE COMPANY. WE MAY HAVE FURTHER COMMENT.

        In response to the Staff's comment, the Registrant has revised the disclosure regarding the claims of creditors and their relationship to the claims of public stockholders. Please see the revised language on the prospectus cover page and pages 10, 15, and 46 of Amendment No. 6.

SUMMARY, PAGE 1

8. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 15 FROM OUR SEPTEMBER 28, 2006 LETTER. PLEASE BRIEFLY SUMMARIZE THE MATERIAL TERMS OF THE AGREEMENT TO ADVANCE FUNDS TO COMPLETE THE DISSOLUTION AND LIQUIDATION OF THE COMPANY IN AN APPROPRIATE LOCATION OF THE PROSPECTUS. FILE THE AGREEMENT AS AN EXHIBIT. IN ADDITION, WE NOTE THAT YOUR REVISIONS TO PARAGRAPH 2 TO EXHIBITS 10.1 TO 10.4 CONTINUES TO BE LIMITED TO "CLAIM[S] BY ANY THIRD PARTY THAT IS OWNED MONEY BY THE COMPANY FOR SERVICES RENDERED OR PRODUCTS SOLD" AND WOULD APPEAR TO EXCLUDE TORT CREDITORS AS WELL AS TARGET BUSINESSES. IN ADDITION, PLEASE CLARIFY WHETHER THE COMPANY IS OBLIGATED TO ENFORCE

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Securities and Exchange Commission
December 22, 2006
Page 5


        THIS INDEMNITY AGAINST ITS MANAGEMENT - IF NOT, UNDER WHAT CIRCUMSTANCES WOULD THE BOARD ELECT TO WAIVE ENFORCEMENT?

        In response to the Staff's comment, the Registrant has conformed the language in paragraph 2 of the letter agreements filed as Exhibits 10.1 to 10.4 to remove the limitation to "claim[s] by any third party that is owed money by the company for services rendered or products sold" to cover other creditors as well as target businesses, but as noted below in the response to Comment 10, the indemnification obligation does not cover potential tort claims. This indemnification language in the letter agreements constitutes the agreement on the part of the officers to advance funds to complete dissolution and liquidation. Please see revised Exhibits 10.1 to 10.4 filed herewith for the additional disclosure. Similarly, as discussed above in response to the Staff's comment 3, the Registrant has revised the disclosure that the named parties may be "personally liable" for certain claims that would reduce the trust proceeds in order to clarify the responsibility of the Registrant to bring actions against the named parties if they assert that they are unable to cover such expenses or that they are not liable under the indemnification. Please see the revised disclosure on pages 15 and 46 of Amendment No. 6, reflecting this clarification.

RISK FACTORS, PAGE 13

9. PLEASE REVISE RISK FACTOR FOUR TO DISCUSS THOSE BLANK CHECK COMPANIES THAT HAVE NOT FOUND TARGET BUSINESSES OR OBTAINED APPROVAL AND COMPLETION OF THE MERGER WITHIN THE TIME FRAME.

        In response to the Staff's comment, the Registrant has revised the disclosure to risk factor 4 to discuss those blank check companies which have failed to complete their business combinations and have chosen to dissolve and return the proceeds of the trust to their shareholders. Please see page 14 of Amendment No. 6 for the revised disclosure.

10. PROVIDE CLEAR DISCLOSURE IN RISK FACTOR FIVE OF ANY LIMITATIONS ON THE INDEMNIFICATION AGREEMENT AND ANY CLAIMS THAT WOULD NOT BE COVERED BY THE AGREEMENT.

        In response to the Staff's comment, the Registrant has revised the disclosure to risk factor 5 to state that the indemnification obligation would not cover tort claims. Please see page 15 of Amendment No. 6 for the revised disclosure.

11. WE REISSUE PRIOR COMMENT 19 FROM OUR SEPTEMBER 28, 2006 LETTER. PLEASE RECONCILE THE SUBHEADING IN RISK FACTOR 11 WITH THE SUPPLEMENTAL RESPONSE THAT IT IS YOUR INTENTION FOR ALL OF YOUR OFFICERS AND DIRECTORS TO REMAIN WITH THE COMPANY FOLLOWING A BUSINESS COMBINATION. IN ADDITION, CLEARLY STATE IN THE RISK FACTOR, AS YOU INDICATED SUPPLEMENTALLY, THAT IT IS YOUR INTENTION FOR ALL OF YOUR OFFICERS AND DIRECTORS TO REMAIN WITH THE COMPANY FOLLOWING A BUSINESS COMBINATION. LASTLY, PROVIDE A GREATER DISCUSSION OF THE POTENTIAL CONFLICTS OF INTEREST.

        In response to the Staff's comment, the Registrant has revised the subheading in risk factor 11 to clarify that it is the Registrant's intention for all of the officers and directors to remain with the Company following a business combination. In addition, to provide a greater discussion of the potential conflicts of interest surrounding management's intention to remain with the Company, the Registrant has separated this discussion into its own risk factor. Please see the revised risk factor entitled "There may be potential conflicts of interest with our current officers and directors and the management of the proposed target business regarding future

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Securities and Exchange Commission
December 22, 2006
Page 6


employment which may cause our officers and directors or the management of the target business to look unfavorably upon or reject a business combination with a potential target business" on page 18 of Amendment No. 6.

12. WE REISSUE PRIOR COMMENT 20 FROM OUR SEPTEMBER 28, 2006 LETTER. CLEARLY DISCLOSE IN RISK FACTOR 14 ANY CURRENT AFFILIATIONS OF OFFICERS, DIRECTORS OR EXISTING STOCKHOLDERS WITH COMPANIES THAT MAY BE CONSIDERED
        - EITHER CURRENTLY, OR IN THE FUTURE - AS A POTENTIAL TARGET BUSINESS. UNLESS THE COMPANY CAN ASSERT THAT IT WILL NOT ENTER INTO ANY AGREEMENTS WITH COMPANIES THAT ARE CURRENTLY AFFILIATED, THESE COMPANIES MAY BE CONSIDERED IN THE FUTURE AND THUS SHOULD BE DISCLOSED IN THIS SECTION. IN ADDITION, THE COMPANY IS NOT LIMITED TO THE MEDIA, ENTERTAINMENT AND COMMUNICATIONS INDUSTRIES AND THUS THE AFFILIATED COMPANIES SHOULD NOT BE LIMITED TO THESE INDUSTRIES. LASTLY, PLEASE EXPLAIN WHETHER AFFILIATED COMPANIES MAY BE CONSIDERED INITIALLY OR WHETHER THEY WILL ONLY BE CONSIDERED AFTER OTHER SEARCHES HAVE NOT FOUND A POTENTIAL TARGET BUSINESS. PLEASE REVISE ACCORDINGLY.

        In response to the Staff's comment, the Registrant has revised prior risk factor 14 to disclose these current affiliations. Please see risk factor 15 in Amendment No. 6. In addition, since the Registrant has informed us that it will evaluate each potential business combination opportunity as it comes to their attention, whether or not it is with a business that may be affiliated with one of its officers. Given that the Registrant has not yet identified any target business yet to date, it is unable to specify in what order potential business opportunities will be found, and, therefore, the Registrant believes that it is most prudent to evaluate each potential opportunity as it hears of it, whether or not it is a business affiliated with one of its officers. Similarly, the Registrant will evaluate any such affiliated business on the same basis as a non-affiliated business, and any negotiations with such potential business would be conducted on an arms' length basis and subject to the approval of its board of directors, the majority of whom are independent.

13. THE DISCLOSURE ADDED TO RISK FACTOR 33 IN RESPONSE TO PRIOR COMMENT 24 FROM OUR SEPTEMBER 28, 2006 LETTER SHOULD BE MOVED TO A SEPARATE RISK FACTOR, AS IT REPRESENTS A SEPARATE RISK TO INVESTORS. PROVIDE GREATER DISCUSSION OF THE RISK.

        In response to the Staff's comment, the Registrant has moved the added disclosure to risk factor 33 to a separate risk factor entitled "Existing stockholders' warrants have superior exercise rights to those warrants received in this public offering." See page 27 of Amendment No. 6 for the revised risk factor.

14. PLEASE ADD DISCLOSURE TO RISK FACTOR 34 RELATING TO YOUR PRIOR SUPPLEMENTAL RESPONSE. IN PARTICULAR WE NOTE YOUR STATEMENT THAT ASTOR ASSET MANAGEMENT AND HEARST CORPORATION BOTH WERE INTERESTED IN PARTICIPATING IN THE INITIAL PUBLIC OFFERING AND WERE THEN APPROACHED TO PARTICIPATE IN THE PRIVATE PLACEMENT. IN ADDITION, DISCUSS OTHER ACTIONS THAT COULD BE TAKEN AGAINST THE COMPANY.

        In response to the Staff's comment, the Registrant has added to this risk factor particular reference to the Registrant's activities with respect to Astor Asset Management and Hearst Corporation and had noted the possibility of enforcement action by a securities regulatory authority. See page 27 of Amendment No. 6 for the revised risk factor.
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Securities and Exchange Commission
December 22, 2006
Page 7


CONFLICTS OF INTEREST, PAGE 56

15. PLEASE EXPAND YOUR DISCUSSION OF THE CONFLICTS OF INTEREST SURROUNDING MANAGEMENT NEGOTIATING THEIR RETENTION AS A CONDITION TO ANY POTENTIAL MERGER AGREEMENT AND DISCUSS THE PROCESS, IF ANY, MANAGEMENT WILL EMPLOY IN DETERMINING THEIR COMPENSATION - INCLUDING ANY PAYMENTS TO AFFILIATES, FOLLOWING THE MERGER. IN ADDITION, PLEASE DISCUSS THE POTENTIAL CONFLICT INHERENT IN MANAGEMENT'S ABILITY TO NEGOTIATE FUTURE PAYMENTS TO THEMSELVES AND THEN INCLUDE THOSE PAYMENTS IN THE MERGER VOTE AND APPROVAL PROCESS.

        In response to the Staff's comment, the Registrant has expanded the disclosure around potential conflicts of interest as well as the process that management will employ in determining its compensation, if applicable, following the merger. Please see page 60 of Amendment No. 6 for the revised disclosure.

PRINCIPAL STOCKHOLDERS, PAGE 58

16. WE PARTIALLY REISSUE PRIOR COMMENT 29 FROM OUR SEPTEMBER 28, 2006 LETTER. DISCLOSE THE CONTROL PERSON(S) FOR HEARST CORPORATION.

        In response to the Staff's comment, the Registrant has revised its disclosure on page 62 of Amendment No. 6 to disclose the control person for The Hearst Corporation.

CERTAIN TRANSACTIONS, PAGE 60

17.     WE REISSUE PRIOR COMMENT 31 FROM OUR SEPTEMBER 28, 2006 LETTER.

        The Registrant believes that the rescission transactions involving Astor Asset Management and Messrs. Weden, Reilly, Roskin and Tirinato and Benjamin M. Maggin and Daniel M. Maggin did not involve an "offer" or "sale" as defined by the Securities Act. Section 2(a)(3) of the Securities Act defines an "offer" as "every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value." Section 2(a)(3) further defines "sale" as including "any contract of sale or disposition of a security or interest in a security, for value." As no consideration was paid by the Registrant to these stockholders in connection with the rescission of the transactions, and value was therefore not given, an offer or sale subject to
Section 5 of the Securities Act has not occurred. The rescission transactions were not rescissions in the sense of a rescission offer conducted by an issuer, in which case the issuer pays cash consideration for the shares. Rather, the transactions here were analogous to gifts of securities, which are not considered offers or sales for Section 5 purposes.

        While the Registrant believes that there was indeed no offer or sale for value, an alternative exemption, if the Staff determines that there was in fact an offer or sale, then the transactions were exempt under Section 4(1) of the Securities Act, as a transaction by a person other than an issuer, underwriter or dealer.

18. IN RESPONSE TO PRIOR COMMENT 32, YOU STATE IT IS NOT NECESSARY TO ACCOUNT FOR THE TRANSFER OF THE 270,000 SHARES TO THE HEARST CORPORATION AS THE TRANSFER WAS BETWEEN SHAREHOLDERS OF THE REGISTRANT. HOWEVER, ON PAGE 61 YOU DISCLOSE MESSRS. GRANATH, SESLOWSKY, CLAUSER AND MAGGIN WERE ACTING ON THE COMPANY'S BEHALF AND TRANSFERRED THE SHARES AS CONSIDERATION FOR PLACEMENT SERVICES AND FOR A PURCHASE COMMITMENT. REFER TO THE GUIDANCE IN SAB TOPIC 1:B:L AND 5:T.
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Securities and Exchange Commission
December 22, 2006
Page 8


        In response to the Staff's comment, the Registrant has recorded the transfer of the 270,000 shares to The Hearst Corporation at $6.989 per share or $1,887,003. Such per share price was calculated as follows: the value of $7.00 per share (which is the $8.00 offering price less $1.00 attributed to the warrant attached thereto) less the amount paid of $.0111 per share (which was the amount originally paid for the shares by the directors). The accounting for the transaction was as follows: Debit - Deferred offering costs of $1,887,003, and Credit - Additional paid-in-capital $1,887,003. Please see pages 65 and F-13 in Amendment No. 6 for the revised disclosure.

19. PLEASE EXPAND NOTE 8 TO DISCLOSE THIS TRANSACTION AND TO INDICATE THE ACCOUNTING TREATMENT OF THE EXCESS FAIR VALUE OVER THE AMOUNT PAID BY THE HEARST CORPORATION.

        In response to the Staff's comment, the Registrant has expanded Note 8 to disclose the transfer of the 270,000 shares from management to the Hearst Corporation. Please see page F -13 of Amendment No. 6 for the revised disclosure.

UNDERWRITING, PAGE 69

20. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 38 FROM OUR LETTER OF SEPTEMBER 28, 2006. HOWEVER, WE DO NOT BELIEVE THAT YOU HAVE RESPONDED TO THAT COMMENT AND, ACCORDINGLY, WE REISSUE IT. YOU STATE THAT "CAPITALINK, L.C. HAS ADVISED ON THE SELECTION OF [Y]OUR MANAGEMENT TEAM AND HAS ASSISTED IN STRUCTURING AND FACILITATING THE TRANSACTION." CLARIFY THE ACTIVITIES OF CAPITALINK AND THE TIMING OF ACTIVITIES PERFORMED -- BOTH PRE-FORMATION AND POST-FORMATION. PLEASE PROVIDE US WITH A LEGAL ANALYSIS AS TO WHETHER CAPITALINK IS YOUR "PROMOTER" AS DEFINED UNDER RULE 405 OF REGULATION C. CLARIFY WHY THE ACTIVITIES OF CAPITALINK ARE NOT DIRECTLY OR INDIRECTLY TAKING INITIATIVE IN FOUNDING AND ORGANIZING THE BUSINESS. CLARIFY ON WHOSE BEHALF THESE ACTIVITIES WERE BEING PERFORMED. CLARIFY THOSE MEMBERS OF MANAGEMENT THAT WERE BROUGHT ON BOARD BY CAPITALINK. IN ADDITION, GIVEN CAPITALINK'S CONNECTION WITH THE UNDERWRITER, PLEASE DISCLOSE PLANS OR POTENTIAL PLANS OF USING CAPITALINK'S SERVICES IN CONNECTION WITH THE SEARCH FOR OR IMPLEMENTATION OF A BUSINESS COMBINATION. LASTLY, PROVIDE ADDITIONAL DISCLOSURE CONCERNING THE AMOUNT OF FINDERS' FEES TO BE PAID AND THE SERVICES PROVIDED IN CONNECTION WITH THOSE FEES.

        The Registrant respectfully submits that the existing disclosure, namely that Capitalink has advised on the selection of the management team and assisted in the structuring and facilitating of the transaction, is adequate and the Capitalink is not a "promoter" as defined under Rule 405 of Regulation C. Representatives of Capitalink initially discussed the possibility of an offering in early 2005 with Harvey M. Seslowsky, President and Chief Operating Officer of the Registrant. Mr. Seslowsky proceeded to identify and recruit the remaining members of the management team. Capitalink, before having been acquired by Ladenburg, did not act as an underwriter in public offerings and therefore approached Jesup & Lamont and, later, Ladenburg to act as underwriters. The Registrant believes that the activities undertaken by the representatives of Capitalink are no different than what they would have undertaken as employees of Ladenburg (i.e., acting as an underwriter) if the Ladenburg acquisition of Capitalink had occurred prior to the commencement of this transaction. These activities do not constitute the taking of "initiative in founding and organizing the business or enterprise of an issuer," as set forth in the definition of "promoter" in Rule 405. These activities were in fact undertaken by the Registrant's officers.

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Securities and Exchange Commission
December 22, 2006
Page 9


21. IN ITS AMENDMENT NUMBER 5, THE COMPANY HAS ADDED DISCLOSURE CONCERNING CERTAIN RELATIONSHIPS BETWEEN LAZARD FRERES & CO, RONALD DOERFLER, AND THE HEARST CORPORATION. PLEASE REVISE TO PROVIDE A MORE EXPANSIVE DISCUSSION OF THESE RELATIONSHIPS AS WELL AS THE INVOLVEMENT OF THESE PARTIES IN THIS TRANSACTION. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PLEASE EXPLAIN THE FEES BEING PAID, THE ROLE OF THE PARTIES IN THIS TRANSACTION - AS WELL AS HOW THEY ASSUMED THAT ROLE, AND THE EXTENT OF HEARST'S OWNERSHIP IN LAZARD.

        In response to the Staff's comment, the Registrant has revised the disclosure to clarify that the fee paid by Lazard Capital Markets LLC ("LCM") to Lazard Freres & Co. LLC ("LF&Co.") is a referral fee. Please see page 75 of Amendment No. 6 for this revision.

        The Registrant supplementally advises the Staff that the relationship between LF&Co. and LCM is governed by a Business Alliance Agreement dated as of May 10, 2005 by and between Lazard Group LLC (the parent company of LF&Co.) and LFCM Holdings LLC (the parent company of LCM) (the "Business Alliance Agreement"). Pursuant to the Business Alliance Agreement, LF&Co. refers underwriting and distribution opportunities to LCM and in consideration of such referral LCM pays to LF&Co. a fee equal to 50% of the aggregate revenue (i.e., the underwriting fee) paid by the applicable client in respect of the referred underwriting and distribution opportunity. The Business Alliance Agreement is broadly applicable to the relationship between LF&Co. and LCM and, as such, the referral fee paid to LF&Co. by LCM is not unique to this transaction. Further, the relationship between LF&Co. and LCM has been disclosed in the public filings of Lazard Ltd, which is the indirect parent company of LF&Co. ("Lazard"). Lazard filed the Business Alliance Agreement as Exhibit 10.8 to its Form 10-Q for the period ended March 31, 2005.

        On June 19, 2006, the Board of Directors of Lazard elected Ronald Doerfler to the Board. Mr. Doerfler was also appointed as a member of the Audit Committee of the Board of Lazard. Mr. Doerfler has no relationship with, and receives no compensation from, LCM. The compensation paid to Mr. Doerfler by Lazard for service on Lazard's Board and Audit Committee is the standard compensation paid by Lazard to its non-executive directors as disclosed in its most recent Schedule 14A Proxy Statement, which was filed with the Commission on March 31, 2006. Mr. Doerfler is the Senior Vice President and Chief Financial Officer of the Hearst Corporation. Based on publicly available information, the Registrant is not aware of any ownership interest of the Hearst Corporation in Lazard.

FINANCIAL STATEMENTS, PAGE F-3

22. YOUR ATTENTION IS DIRECTED TO RULE 3-12 OF REGULATION S-X AND THE NEED FOR UPDATED FINANCIAL STATEMENTS AND RELATED DISCLOSURES.

        In accordance with Rule 3-12 of Regulation S-X, the Registrant has updated the financial statements and related disclosures as of November 30, 2006.

BALANCE SHEETS, PAGE F-3

23. PLEASE EXPLAIN WHY THE FACE OF THE BALANCE SHEETS DISCLOSES THAT 2,250,000 COMMON SHARES WERE ISSUED AND OUTSTANDING AT JULY 31, 2006, OR REVISE AS APPROPRIATE. THE AMOUNT DOES NOT AGREE TO THE STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY.

Securities and Exchange Commission
December 22, 2006
Page 10


        In response to the Staff's comment, the Registrant has revised the disclosure to clarify that 3,750,000 shares were issued and 2,250,000 shares were outstanding at November 30, 2006. Please see page 35 and F-3 of Amendment No. 6 for the revised disclosure.

NOTE L - SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

24. PLEASE TELL US WHY THE INDEPENDENT ACCOUNTANT'S REPORT HAS NOT BEEN DUAL DATED TO REFLECT THE RECLASSIFICATION OF DEFERRED COMPENSATION DUE TO ELIMINATION OF UNVESTED SHARE-BASED COMPENSATION, OR REVISE AS APPROPRIATE.

        The Registrant's independent accountants has dual dated their report to reflect the classification of deferred compensation due to the elimination of unvested share-based compensation. Please see page F-2 of Amendment No. 6 for the revised disclosure.

 NOTE 2 - PROPOSED PUBLIC OFFERING, PAGE F-9

25. WE NOTE YOUR RESPONSE TO OR COMMENT 33 THAT THE UNIT PURCHASE OPTION WILL BE REFLECTED AS AN EXPENSE OF THE OFFERING AND THAT EXHIBIT 4.4 HAS BEEN REVISED. HOWEVER, IT APPEARS THAT SECTION 5.1 OF EXHIBIT 4.4 IN AMENDMENT 5 IS NOT REVISED TO INDICATE THAT IN NO EVENT WILL THERE BE NET CASH SETTLEMENT OF THE UNIT PURCHASE OPTION. PLEASE DISCLOSE IN NOTE 2 HOW YOU HAVE CONSIDERED THE GUIDANCE IN EITF 00-19, IN YOUR ACCOUNTING FOR THE UNIT PURCHASE OPTION AND YOUR DETERMINATION OF WHETHER THE INSTRUMENT MEETS THE WE EXCEPTION IN PARAGRAPH 11(A) OF SFAS 133, OR REVISE AS APPROPRIATE.

        In response to the Staff's comment, the Registrant has updated Section
5.1.1 of Exhibit 4.4 filed with Amendment No. 6 to clarify that in no event will there be a net cash settlement of the unit purchase option. In addition, as requested, the Registrant has revised Note 2 of the financial statements to indicate the Registrant's review of EITF 00-19 and that the instrument meets the scope exemption in paragraph 11(a) of SFAS 133. Please see Exhibit 4.4 filed herewith and page F-10 of Amendment No. 6 for the revised disclosure.

NOTE 7 -- STOCK OPTIONS, PAGE F-1

26. PLEASE REVISE TO CLARIFY YOUR ACCOUNTING TREATMENT OF THE MODIFICATION ON APRIL 25, 2006. DISCLOSE THE AMOUNT OF ADDITIONAL COMPENSATION EXPENSE RECOGNIZED ON THAT DATE FOR ANY INCREMENTAL VALUE. NOTE THE INCREMENTAL COMPENSATION COST SHOULD BE THE EXCESS, IF ANY, OF THE FAIR VALUE OF THE MODIFIED AWARD OVER THE FAIR VALUE OF THE ORIGINAL AWARD IMMEDIATELY BEFORE ITS TERMS ARE MODIFIED, MEASURED BASED ON THE SHARE PRICE AND OTHER PERTINENT FACTORS AT THAT DATE. DISCLOSE THE FAIR VALUE OF THE ORIGINAL AWARD IMMEDIATELY BEFORE MODIFICATION AND THE UNDERLYING ASSUMPTIONS USED IN THE FAIR VALUE MODEL. ALSO, DISCLOSE THE ORIGINAL VESTING TERMS OF THE STOCK OPTION. YOU STATE YOU "WILL CONTINUE TO AMORTIZE THE COST OF THE STOCK COMPENSATION REPRESENTED BY THE OPTIONS THROUGH THE ORIGINAL VESTING PERIOD, AUGUST 2008." PLEASE PROVIDE US WITH A DETAILED SCHEDULE SHOWING THE CALCULATION OF THE COMPENSATION EXPENSE TO BE RECORDED IN EACH FUTURE PERIOD FOR THE MODIFIED OPTIONS AND EXPLAIN YOUR BASIS FOR THIS TREATMENT IN SFAS 123R.

        In response to the Staff's comment, the Registrant has revised Note 7. This modification resulted in no additional compensation expense since the fair value of the original award

Securities and Exchange Commission
December 22, 2006
Page 11


immediately before its terms were modified exceeded the fair value of the modified award. The Registrant has adjusted the financial statements to reflect no additional compensation expense arising from this modification. In addition, the Registrant has expanded its disclosure of the amortization for these options. Please see page F-12 of Amendment No. 6 for the revised disclosure.

PART II

RECENT SALES OF UNREGISTERED SECURITIES

27. IN RESPONSE TO OUR PRIOR COMMENT 39 THE COMPANY APPEARS TO HAVE ADDED DISCLOSURE ON PAGE II-6 INDICATING THAT "[T]HE STAFF HAS SUBSEQUENTLY ELABORATED ON ITS POLICY POSITION BY INDICATING THAT IT WOULD NOT RAISE AN OBJECTION IF, IN THE CONTEXT OF A BLANK CHECK COMPANY OFFERING SIMILAR TO THIS OFFERING, THE UNREGISTERED OFFERING ALSO INCLUDED A BLANK CHECK COMPANY'S EXISTING OFFICERS AND DIRECTORS." PLEASE CITE THE PUBLICLY AVAILABLE, WRITTEN, SOURCE FOR THIS POSITION. IF NO SOURCE EXISTS, REMOVE THE REFERENCE TO THE STAFF POLICY POSITION.

        In response to the Staff's comment, the Registrant has removed the so-called Macy's position language from page II-6 of Amendment No. 6.

EXHIBITS

EXHIBIT 4.3

28. THE STAFF NOTES THAT THE COMPANY HAS ELIMINATED LANGUAGE FROM THE LAST PARAGRAPH OF THIS EXHIBIT ADDRESSING THE FACT THAT THE WARRANTS MAY NOT BE EXERCISED ABSENT AN EFFECTIVE REGISTRATION STATEMENT AND STATING THAT THE WARRANTS MAY EXPIRE WORTHLESS. THIS LANGUAGE APPEARED IN THE EXHIBIT ON AMENDMENT FOUR BUT APPEARS TO HAVE BEEN REMOVED FOR EXHIBIT FIVE. PLEASE ADVISE WHY THIS TEXT WAS REMOVED. IN ADDITION TO THE EXTENT THAT THE COMPANY HAS MADE OTHER VOLUNTARY REVISIONS OTHER THAN PRICING TERMS AND PARTY NAMES, PLEASE HIGHLIGHT THESE CHANGES FOR THE STAFF.

        In response to the Staff's comment, the Registrant has revised Exhibit
4.3 to replace the language which was removed from the last paragraph. The removal of this language was solely an administrative error. We believe that there were no other substantive changes to the exhibits other than pricing terms and party names between Amendment No. 4 and Amendment No. 5.

                                     *******

        The Registrant hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

        The Registrant is currently planning to conduct a road show in mid-January, 2007 and, accordingly, would greatly appreciate any effort on the part of the Staff to expedite the review of this letter and Amendment No. 6. In that regard, should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 6, please do not hesitate to contact the undersigned by telephone at (212) 801-6752.

Securities and Exchange Commission
December 22, 2006
Page 12


         Thank you, in advance, for the Staff's prompt attention to this filing.


                                                   Very truly yours,



                                                   Andrew H. Abramowitz

cc:     Herbert A. Granath
        Harvey M. Seslowsky
        Peter H. Blum
        Stephen J. DeGroat
        James S. Cassel
        Alan I. Annex, Esq.
        Robert S. Matlin, Esq.
        Joseph G. Krassy, Esq.
        Bart H. Friedman